CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

E-mail: Cynthia.krus@sutherland.com

June 10, 2013

U.S. Securities and Exchange Commission

Division of Investment Management

Attention: Mr. Vincent Di Stefano, Senior Counsel

100 F Street, NE

Washington, DC 20549

Re:	Registration Statement on Form N-2 (File No. 333-187447) filed by Hercules Technology Growth Capital, Inc. on March 22, 2013 (the “Registration Statement” or “Shelf Registration Statement”)

Dear Mr. Di Stefano:

On behalf of Hercules Technology Growth Capital, Inc. (the “Fund”), set forth below is the Fund’s response to the comment provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to the Fund during a telephone call on June 10, 2013. The Staff’s comments are set forth below and are followed by the Fund’s responses.

1.	Comment: Please confirm whether or not the Fund’s stockholders authorized the Fund to issue shares of its common stock at a price below its then current net asset value per share at its 2013 Annual Meeting of Stockholders.

Response: The Fund confirms that its stockholders did not receive the requisite vote to authorize the Fund to issue shares of its common stock at a price below its then current net asset value per share. The Fund will revise the disclosure in the 497 filing to reflect the vote and the potential future submission of a vote on the matter. The Fund respectfully refers you to the set of marked pages attached hereto as Exhibit A.

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U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

If you have any questions or additional comments concerning the foregoing, please contact me at (202) 383-0218.

Sincerely,

/s/ Cynthia M. Krus
Cynthia M. Krus

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U.S. Securities and Exchange Commission

Attention: Mr. Vincent Di Stefano, Senior Counsel

EXHIBIT A

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